□□

ROSS MILLER
Secretary of State

NICOLE J. LAMBOLEY
Chief Deputy Secretary of State

ROBERT E. WALSH
*Deputy Secretary
for Southern Nevada*

STATE OF NEVADA



**OFFICE OF THE
SECRETARY OF STATE**

SCOTT W. ANDERSON
*Deputy Secretary
for Commercial Recordings*

SCOTT F. GILLES
Deputy Secretary for Elections

KATE THOMAS
Deputy Secretary for Operations

Fax Transmission

To: RON MILLER

From:

Subject: Secretary of State Documents - Do Not Reply - Nevada Filing Correspondence
          ken for Job C20130412-1299

Message:

NEVADA STATE CAPITOL
101 N. Carson Street, SUITE 3
Carson City, Nevada 89701
Telephone: (775) 684-5708
Fax: (775) 684-5725

COMMERCIAL RECORDINGS
MEYER'S ANNEX OFFICE
202 N. Carson Street
Carson City, Nevada 89701-4201
Telephone: (775) 684-5708
Fax: (775) 684-5725

LAS VEGAS OFFICE
555 E. Washington Avenue
Las Vegas, Nevada 89101
SECURITIES: SUITE 5200
Telephone: (702) 486-2440
Fax: (702-486-2452
CORPORATIONS: SUITE 4000
Telephone: (702) 486-2880
Fax: (702) 486-2888

SECURITIES SATELLITE OFFICE
1755 E. Plumb Lane, SIUTE 231
Reno, Nevada 89502-3691
Telephone: (775) 688-1855
Fax: (775) 688-1858

STATE OF NEVADA



OFFICE OF THE
SECRETARY OF STATE

ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

RON MILLER

Job:C20130412-1299
April 12, 2013

Special Handling Instructions:
EXP/ARST FAXED 04/12/13 NEH

Charges

Description	Document Number	Filing Date/Time	Qty	Price	Amount
Amended & Restated Articles	20130245096-12	4/12/2013 11:15:07 AM	1	$575.00	$575.00
24 Hour Expedite	20130245096-12	4/12/2013 11:15:07 AM	1	$125.00	$125.00
Total					$700.00

Payments

Type	Description	Amount
Credit	04556C]13041274887926	$700.00
Total		$700.00

Credit Balance: $0.00

Job Contents:
File Stamped Copy(s):   1

RON MILLER





ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
[signature] Ross Miller Secretary of State State of Nevada	20130245096-12
	Filing Date and Time 04/12/2013 11:15 AM
	Entity Number E0403162006-5

Certificate to Accompany Restated Articles or Amended and Restated Articles
(PURSUANT TO NRS)

ABOVE SPACE IS FOR OFFICE USE ONLY

USE BLACK INK ONLY - DO NOT HIGHLIGHT

This Form is to Accompany Restated Articles or Amended and Restated Articles of Incorporation
(Pursuant to NRS 78.403, 82.271, 86.221, 87A, 88.355 or 88A.250)
(This form is also to be used to accompany Restated Articles or Amended and Restated Articles for Limited-Liability Companies, Certificate of Limited Partnership, Limited-Liability Limited Partnerships and Business Trusts)

1. Name of Nevada entity as last recorded in this office:

Silverton Adventures, Inc.

2. The articles are: (mark only one box)   ☐ Restated   ☒ Amended and Restated
Please entitle your attached articles "Restated" or "Amended and Restated," accordingly.

3. Indicate what changes have been made by checking the appropriate box:*

☐ No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on:
The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.

☐ The entity name has been amended.

☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent)

☐ The purpose of the entity has been amended.

☒ The authorized shares have been amended.

☐ The directors, managers or general partners have been amended.

☐ IRS tax language has been added.

☒ Articles have been added.

☒ Articles have been deleted.

☐ Other. The articles or certificate have been amended as follows: (provide article numbers, if available)

4. Effective date and time of filing: (optional)   Date: April 11, 2013   Time:
(must not be later than 90 days after the certificate is filed)

* This form is to accompany Restated Articles or Amended and Restated Articles which contain newly altered or amended articles. The Restated Articles must contain all of the requirements as set forth in the statutes for amending or altering the articles for certificates.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Restated Art-Art
Revised: 5-31-11

AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
SILVERTON ADVENTURES, INC.

SILVERTON ADVENTURES, INC. (the "Corporation"), a corporation organized under the laws of the State of Nevada, by its Chief Executive Officer does hereby certify that:

1. Pursuant to the provisions of Sections 78.390 and 78.403 of Nevada Revised Statutes ("NRS") the Corporation hereby amends and restates its articles of incorporation as follows:

2. The amendment and restatement of the Articles of Incorporation as set forth below was adopted by the Corporation's board of directors by the unanimous written consent on April 9, 2013 in accordance with the provisions of NRS 78.315 and NRS 78.390.

3. The amendment and restatement of the Articles of Incorporation as set forth below was approved by the written consent of the majority stockholder(s) on April 9, 2013.

4. That the undersigned officer has been authorized and directed by the board of directors to execute and file this certificate setting forth the text of the Articles of Incorporation of the Corporation as amended and restated in its entirety to this date as follows:

Pursuant to and in accordance with the laws of NEVADA, the following are the Amended and Re-Stated Articles of Incorporation of SILVERTON ADVENTURES, INC., a NEVADA corporation (the "Company"):

ARTICLE I
NAME

The name of the Company is: SILVERTON ADVENTURES, INC.

ARTICLE II
PURPOSES AND POWERS

The Company is organized to engage in any and all lawful acts, activities and/or pursuits for which Companies may presently or hereafter be organized under NEVADA law.

The Company shall have all powers allowed by law. The purposes stated herein shall be construed as powers as well as purposes and the enumeration of a specific purpose or power shall not be construed to limit or restrict the meaning of general terms or the general powers; nor shall the expression of one thing be deemed to exclude another not expressed, although it be of like nature.

ARTICLE III
AUTHORIZED SHARES

1. **Classes of Stock.**

The Corporation shall have 4 classes of stock. The total number of shares of stock which this Corporation shall have authority to issue is 1,000,000,000, of which 979,999,994 shares shall be Common Stock, $0.00001 par value per share (the Common Stock"); and 10,000,000 shares shall be Series A Preferred Stock, $0.001 par value per share (the "Series A Preferred Stock"); and 6 shares shall be Series B Preferred Stock, $0.0001 par value per share (the "Series B Preferred Stock") of which the certificate of designation can be found in Exhibit A; and 10,000,000 shares of Series C Preferred Stock, $0.0001 par value per share (the "Series C Preferred Stock", and together with the Series A and B Preferred Stock, the `Preferred Stock") of which the certificate of designation, preferences, rights and limitations can be found in Exhibit A. Subject to the limitations prescribed by law and the provisions of this Certificate of Incorporation, the Board of Directors of the Corporation is authorized to issue the preferred stock from time to time In one or more series, each of such series to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional, or other special rights, and such qualifications, limitations or restrictions thereof, as shall be determined by the board of directors in a resolution or resolutions providing for the issue of such preferred stock. Subject to the powers, preference, and rights of any preferred stock, including any series thereof, having any preference or priority over, or rights superior to, the common stock and except as otherwise provided by law, the holders of common stock shall have and possess all powers and voting and other rights pertaining to the stock of the Corporation and each share of common stock shall be entitled to one vote.

ARTICLE IV
REGISTERED AGENT

The address of the Company's registered office in the State of NEVADA is 6283 SOUTH VALLEY VIEW BLVD #B, Las Vegas, NEVADA 89118 U.S.A. The name and address of its resident agent in the State of NEVADA is Jennifer Hammons at 5070 ARVILLE STREET #7, Las Vegas, NEVADA, 89118. Either the registered office or the registered agent may be changed in the manner provided by NEVADA law or the Bylaws of the Company when adopted.

ARTICLE V
DIRECTORS

The governing board of the Company shall be known as the board of directors. The number of directors comprising the board of directors shall be fixed at a minimum of one and may be increased or decreased from time to time in the manner provided in NEVADA law and the Bylaws of the Company when adopted. The current board of directors consists of six persons who are as follows:

Office	Name
President	RON MILLER 6283 SOUTH VALLEY VIEW BLVD #B, Las Vegas, NEVADA 89118 U.S.A.
Secretary	RON MILLER 6283 SOUTH VALLEY VIEW BLVD #B, Las Vegas, NEVADA 89118 U.S.A.
Treasurer	RON MILLER 6283 SOUTH VALLEY VIEW BLVD #B, Las Vegas, NEVADA 89118 U.S.A.
Director	RON MILLER 6283 SOUTH VALLEY VIEW BLVD #B, Las Vegas, NEVADA 89118 U.S.A.

ARTICLE VI
INCORPORATOR

The name and mailing address of the incorporator of the original Articles of Incorporation is:

TED D. CAMPBELL II
5440 WEST SAHARA AVENUE, SUITE 2062
Las Vegas, NEVADA
89146 U.S.A.

ARTICLE VII
OFFICER AND DIRECTOR LIABILITY

1. The Company shall indemnify and advance expenses to its directors, officers, employees, fiduciaries or agents and to any person who is or was serving at the Company's request as a director, officer, partner, trustee, employee, fiduciary or agent of another domestic or foreign corporation or other person or of an employee benefit plan (and their respective estates or personal representatives) to the fullest extent as from time

not adversely affect any right or protection of any person existing at the time of such repeal or modification.

ARTICLE VIII

Shares of the Corporation shall not be subject to assessment for payment of the debts of the Corporation.

ARTICLE IX

The Board of Directors shall have the power to make, adopt, amend, or repeal the Bylaws of the Corporation.

ARTICLE X

In the event that the Board of Directors of the Corporation determines that it is in the Corporation's best interest to amend these Articles of Incorporation, the board of directors shall adopt a resolution setting forth the proposed amendment and declaring its advisability and submit the matter to the stockholders entitled to vote thereon for the consideration thereof in accordance with the provision of the NRS and these Articles of Incorporation. In the resolution setting forth the proposed amendment, the board of directors may insert a provision allowing the board of directors to later abandon the amendment, without concurrence by the stockholders, after the amendment has received stockholder approval but before the amendment is filed with the Nevada Secretary of State.

IN WITNESS WHEREOF, these Amended and Restated Articles of Incorporation are hereby executed pursuant to the resolution of the Board of Directors and a majority shareholder vote, effective as of April 9, 2013.



Ron Miller, CEO/President

EXHIBIT A

CERTIFICATE OF DESIGNATION, SERIES B PREFERRED STOCK

1.1 DESIGNATION. The class of stock of this corporation shall be named and designated "Series B Preferred Stock". It shall have 6 shares authorized at $0.0001 par value per share, and are authorized pursuant to Article III of the Corporation's Amended Certificate of Incorporation (the "Series B Preferred Stock" or "Series B Preferred Shares").

1.2 CONVERSION RIGHTS.

a.   If at least one share of Series B Preferred Stock is issued and outstanding, then the total aggregate issued shares of Series B Preferred Stock at any given time, regardless of their number, shall be convertible into the number of shares of Common Stock which equals four times the sum of: i) the total number of shares of Common Stock which are issued and outstanding at the time of conversion, plus ii) the total number of shares of Series C Preferred Stocks which are issued and outstanding at the time of conversion.

b.   Each individual share of Series B Preferred Stock shall be convertible into the number of shares of Common Stock equal to:

> [four times the sum of: {all shares of Common Stock issued and outstanding at time of conversion + all shares of Series C Preferred Stocks issued and outstanding at time of conversion}]
>
> divided by:
>
> [the number of shares of Series A Preferred Stock issued and outstanding at the time of conversion]

1.3 ISSUANCE.   Shares of Series B Preferred Stock may only be issued in exchange for the partial or full retirement of debt held by Management, employees or consultants, or as directed by a majority vote of the Board of Directors. The number of Shares of Preferred Stock to be issued to each qualified person (member of Management, employee or consultant) holding a Note shall be determined by the following formula:

For retirement of debt:

$$\sum_{i=1}^{n} x_i = \text{number of shares of Series B Preferred Stock to be issued}$$

EXHIBIT A

where $X_1 + X_2 + X_3 \ldots + \ldots X_n$ represent the discrete notes and other obligations owed the lender (holder), which are being retired.

1.4 VOTING RIGHTS.

a.   If at least one share of Series B Preferred Stock is issued and outstanding, then the total aggregate issued shares of Series B Preferred Stock at any given time, regardless of their number, shall have voting rights equal to four times the sum of: i) the total number of shares of Common Stock which are issued and outstanding at the time of voting, plus ii) the total number of shares of Series C Preferred Stocks which are issued and outstanding at the time of voting.

b.   Each individual share of Series B Preferred Stock shall have the voting rights equal to:

[four times the sum of: {all shares of Common Stock issued and outstanding at time of voting + all shares of Series C Preferred Stocks issued and outstanding at time of voting}]

divided by:

[the number of shares of Series B Preferred Stock issued and outstanding at the time of voting]

CERTIFICATE OF DESIGNATIONS, PREFERENCES, RIGHTS AND LIMITATIONS OF SERIES C PREFERRED STOCK

1.1. DESIGNATION AND NUMBER OF SHARES.   10,000,000 shares of Series C Preferred Stock, par value $0.0001 per share (the "Preferred Stock"), are authorized pursuant to Article III of the Corporation's Amended Certificate of Incorporation (the "Series C Preferred Stock" or "Series C Preferred Shares").

1.2. DIVIDENDS.   The holders of Series C Preferred Stock shall be entitled to receive dividends when, as and if declared by the Board of Directors, in its sole discretion.

EXHIBIT A

1.3. LIQUIDATION RIGHTS.   Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any stock ranking junior to the Series C Preferred Stock, the holders of the Series C Preferred Stock shall be entitled to be paid out of the assets of the Corporation an amount equal to $1.00 per share or, in the event of an aggregate subscription by a single subscriber for Series C Preferred Stock in excess of $100,000, $0.997 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the "Preference Value"), plus all declared but unpaid dividends, for each share of Series C Preferred Stock held by them. After the payment of the full applicable Preference Value of each share of the Series C Preferred Stock as set forth herein, the remaining assets of the Corporation legally available for distribution, if any, shall be distributed ratably to the holders of the Corporation's Common Stock.

1.4. CONVERSION AND ANTI-DILUTION.
(a) Each share of Series C Preferred Stock shall be convertible at par value $0.00001 per share (the "Series C Preferred"), at any time, and/or from time to time, into the number of shares of the Corporation's common stock, par value $0.00001 per share (the "Common Stock") equal to the price of the Series C Preferred Stock as stated in Corporation's Amended Certificate of Incorporation, divided by the par value of the Series C Preferred, subject to adjustment as may be determined by the Board of Directors from time to time (the "Conversion Rate"). For example, assuming a $2.50 price per share of Series C Preferred Stock, and a par value of $0.0001 per share for Series C Preferred each share of Series C Preferred Stock would be convertible into 250,000 shares of Common Stock. Such conversion shall be deemed to be effective on the business day (the "Conversion Date") following the receipt by the Corporation of written notice from the holder of the Series C Preferred Stock of the holder's intention to convert the shares of Series C Stock, together with the holder's stock certificate or certificates evidencing the Series C Preferred Stock to be converted.

(b) Promptly after the Conversion Date, the Corporation shall issue and deliver to such holder a certificate or certificates for the number of full shares of Common Stock issuable to the holder pursuant to the holder's conversion of Series C Preferred Shares in accordance with the provisions of this Section. The stock certificate(s) evidencing the Common Stock shall be issued with a restrictive legend indicating that it was issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), and that it cannot be transferred unless it is so registered, or an exemption from registration is available, in the opinion of counsel to the Corporation. The Common Stock shall be issued in the same name as the person who is the holder of the Series C Preferred Stock unless, in the opinion of counsel to the Corporation, such transfer can be made in compliance with applicable securities laws. The person in whose name the certificate(s) of Common Stock are so registered shall be treated as a holder of shares of Common Stock of the Corporation on the date the Common Stock certificate(s) are so issued.

EXHIBIT A

All shares of Common Stock delivered upon conversion of the Series C Preferred Shares as provided herein shall be duly and validly issued and fully paid and non-assessable. Effective as of the Conversion Date, such converted Series C Preferred Shares shall no longer be deemed to be outstanding and all rights of the holder with respect to such shares shall immediately terminate except the right to receive the shares of Common Stock issuable upon such conversion.

(c) The Corporation covenants that, within 30 days of receipt of a conversion notice from any holder of shares of Series C Preferred Stock wherein which such conversion would create more shares of Common Stock than are authorized, the Corporation will increase the authorized number of shares of Common Stock sufficient to satisfy such holder of shares of Series C submitting such conversion notice.

(d) Shares of Series C Preferred Stock are anti-dilutive to reverse splits, and therefore in the case of a reverse split, are convertible to the number of Common Shares after the reverse split as would have been equal to the ratio established in Section 1.4(a) prior to the reverse split. The conversion rate of shares of Series C Preferred Stock, however, would increase proportionately in the case of forward splits, and may not be diluted by a reverse split following a forward split.

1.5 VOTING RIGHTS.   Each share of Series C Preferred Stock shall have ten votes for any election or other vote placed before the shareholders of the Company.

1.6 PRICE.

(a) The initial price of each share of Series C Preferred Stock shall be $2.50.

(b) The price of each share of Series C Preferred Stock may be changed either through a majority vote of the Board of Directors through a resolution at a meeting of the Board, or through a resolution passed at an Action Without Meeting of the unanimous Board, until such time as a listed secondary and/or listed public market develops for the shares.

1.7 LOCK-UP RESTRICTIONS ON CONVERSION.   Shares of Series C Preferred Stock may not be converted into shares of Common Stock for a period of: a) six (6) months after purchase, if the Company voluntarily or involuntarily files public reports pursuant to Section 12 or 15 of the Securities Exchange Act of 1934; or b) twelve (12) months if the Company does not file such public reports.

Unanimous Consent to Action in Lieu of A Special Meeting of the Board of Directors of Silverton Adventures, Inc.

Pursuant to the Authority granted to directors to take action by unanimous consent without a meeting pursuant to the Articles of Incorporation of Silverton Adventures, Inc., the Board of Directors ("Directors") of Silverton Adventures, Inc., a Nevada corporation (the "Company"), do hereby consent to, adopt, ratify, confirm and approve, as of the date indicated below, the following recitals and resolutions, as evidenced by their signature hereunder:

WHEREAS, the Corporation desires to amend and restate its articles of incorporation and bylaws,

WHEREAS, the Board of Directors has deemed it advisable to amend the Total Authorized Capital Stock to 1,000,000,000; and

WHEREAS, the Board of Directors has deemed it advisable to increase the common class of stock to 979,999,994 shares; and

WHEREAS, the Board of Directors has deemed it advisable to create two new series of Preferred Stock being Series B Preferred Stock with 6 shares authorized and Series C Preferred Stock with 10,000,000 shares authorized with both series having a par value of $0.0001; and

WHEREAS, the company has defined the terms of new class of Preferred Series B stock. See attached EXHIBIT A; and

WHEREAS, the Corporation has defined the terms of a new class of Preferred Series C stock. See attached EXHIBIT A; and

WHEREAS, the Corporation desires to change the par value of the common class to $0.00001.

NOW, THEREFORE, be it:

RESOLVED, the Articles of Incorporation and Bylaws of the Corporation have been restated as presented in Exhibit A of this resolution and,

RESOLVED, the Total Authorized Capital Stock is increased to 1,000,000,000; and

RESOLVED, the common class of stock is increased to 979,999,994 shares; and

RESOLVED, that two new series of Preferred Stock are created being Series B Preferred Stock with 6 shares authorized and Series C Preferred Stock with 10,000,000 shares authorized with both series having a par value of $0.0001; and

RESOLVED, that the terms of the new class of Preferred Series B stock and Preferred Series C are accepted. See attached EXHIBIT A; and

RESOLVED, that the par value of the common class is changed to $0.00001.

EXECUTED, as of the 9th day of April, 2013 by a unanimous consent of the Board of Directors of Silverton Adventures, Inc.

Signed:  _____
Ron Miller, CEO/Director

"Corporation"), acting by written consent without a meeting pursuant to the NRS Chapter 78, do hereby adopt the following resolutions with the same force and effect as if such resolutions had been duly presented and adopted at a special meeting of the shareholder(s) of the Corporation duly called and held on April 09, 2013

WHEREAS, the Corporation desires to amend and restate its articles of incorporation and bylaws,

WHEREAS, the Board of Directors has deemed it advisable to amend the Total Authorized Capital Stock to 1,000,000,000; and

WHEREAS, the Board of Directors has deemed it advisable to increase the common class of stock to 979,999,994 shares; and

WHEREAS, the Board of Directors has deemed it advisable to create two new series of Preferred Stock being Series B Preferred Stock with 6 shares authorized and Series C Preferred Stock with 10,000,000 shares authorized with both series having a par value of $0.0001; and

WHEREAS, the company has defined the terms of new class of Preferred Series B stock. See attached EXHIBIT A; and

WHEREAS, the Corporation has defined the terms of a new class of Preferred Series C stock. See attached EXHIBIT A; and

WHEREAS, the Corporation desires to change the par value of the common class to $0.00001.

NOW, THEREFORE, be it:

RESOLVED, the Articles of Incorporation and Bylaws of the Corporation have been restated as presented in Exhibit A of this resolution and,

RESOLVED, the Total Authorized Capital Stock is increased to 1,000,000,000; and

RESOLVED, the common class of stock is increased to 979,999,994 shares; and

RESOLVED, that two new series of Preferred Stock are created being Series B Preferred Stock with 6 shares authorized and Series C Preferred Stock with 10,000,000 shares authorized with both series having a par value of $0.0001; and

RESOLVED, that the terms of the new class of Preferred Series B stock and Preferred Series C are accepted. See attached EXHIBIT A; and

RESOLVED, that the par value of the common class is changed to $0.00001.

EXECUTED, as of the 9th day of April, 2013 by a majority of shareholder(s) consent.



Signed:_____
Ron Miller, Majority Shareholder(s)

Signed:_____
Sarit Mor, Majority Shareholder(s)